

November 7, 2013

Via E-Mail
Andrew D. Ledbetter, Esq.
DLA Piper LLP (US)
701 5th Avenue, Suite 7000
Seattle, Washington 98104

> **Re:** **AsiaInfo-Linkage, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 30, 2013**
> **File No. 1-15713**
>
> **Schedule 13E-3, as amended**
> **Filed on October 30, 2013**
> **File No. 5-60757**

Dear Mr. Ledbetter:

We have reviewed the amended filings and response letter and have the following additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 16, 2013.

Preliminary Proxy Statement

Prospective Financial Information, page 74

1. This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Alternatively, please provide an analysis for why the Company believes such disclosure is not required.

2012 Projections, page 74

2. We note your response to prior comments 1 and 10. The first paragraph of this section refers to a "projected financial model of the Company" prepared in March 2012 and also refers to "key projections" provided in May 2012 to the First Round Bidders. Please confirm each of these two references is the 2012 Projections disclosed on page 75. If not, similar to our prior comment 1, please disclose the additional set of projections.

Assumptions underlying the 2012 Projections, page 75

3.   Similar to the disclosure describing the assumptions underlying the 2013 Projections, please revise this section to include the assumptions in the proxy statement itself.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions